As filed with the Securities and Exchange Commission on June 15, 2010

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

Second Amended
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

VISITRADE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or jurisdiction of incorporation or organization)	3751 (Primary Standard Industrial Classification Code Number)	74-3197968 (I.R.S. Employer Identification No.)

2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011
760-804-8844

(Address and telephone number of principal executive offices and principal place of business)

_________________________________________________

Laughlin & Associates, Inc., 2533 N. Carson Street, Wilmington, Carson City, Nevada 89706
800-648-0966

(Name, address and telephone number of agent for service)
_____________________

Securities to be Registered Under Section 12(b) of the Act:	None

Securities to be Registered Under Section 12(g) of the Act:	Common Stock $.001 Par Value (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated  filer, a non-accelerated filer, or a smaller reporting company. See definitions of  "large accelerated  filer," "accelerated filer," and "smaller reporting company"  in  Rule  12b-2  of  the  Exchange  Act.  (Check  one):

Large accelerated filer       [ ]                                                                                                                     Accelerated filer           [ ]
Non-accelerated filer         [ ]  (Do not check if a smaller reporting company)                        Smaller reporting company   [x]

This Second Amended Form 10 is being filed in response to comments issued by the SEC in a letter dated November 13, 2008.

Preliminary Note:

As further described in our filings, in early April of 2010, Mark L. Baum, Esq. resigned from his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Visitrade, Inc. (the “Company”). Concurrent with Mr. Baum’s resignation, Mr. Ford Sinclair was appointed to fill the positions of President, Chief Executive Officer, Chief Financial Officer, Secretary and sole Director. Immediately following this appointment, Mr. Sinclair worked with the Company in preparing and filing all delinquent filings under the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. As such, Mr. Sinclair has retroactively executed all such filings, including this Second Amended Form 10.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements.  In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  These are statements that relate to future periods and include statements regarding our future strategic, operational and financial plans, potential acquisitions, anticipated or projected revenues, expenses and operational growth, markets and potential customers for our products and services, plans related to sales strategies and efforts, the anticipated benefits of our relationships with strategic partners, growth of our competition, our ability to compete, the adequacy of our current facilities and our ability to obtain additional space, use of future earnings, and the feature, benefits and performance of our current and future products and services.

You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” “seek” or “continue” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including those described in this registration statement under the heading “Risk Factors” beginning on page 4. These and other factors may cause our actual results to differ materially from any forward-looking statement.  We caution you not to place undue reliance on these forward-looking statements.

We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance.  Forward-looking statements are only predictions.  The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

Factors that may affect forward-looking statements.    A wide range of factors could materially affect future developments and performance of our business.  This registration statement describes significant factors affecting specific business operations and the financial results of these operations.  General factors affecting our operations include:

• Changes in business plans

• Changes in U.S., global or regional economic conditions

• Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations

• Increased competitive pressures

• Legal developments that may affect our business

• Technological developments that may affect our business

• Changes in government regulations relating to our industry.

This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of this inherent uncertainty

ITEM 1.                      BUSINESS

Corporate History Overview

We were originally incorporated in the State of Nevada on March 2, 1998, as USI Communications, Inc. We provided engineering, rental and program services to the broadcast industry, video production, and manufacture of mobile and fixed video equipment. We conducted operations from facilities located in North Carolina and ceased operation in August 2000.

In July of 2002 we purchased the rights to a water irrigation system and filed a Certificate of Amendment to our Articles of Incorporation effectively changing our corporate name to Square Shooter, Inc. As Square Shooter, Inc., we designed, developed and marketed this water irrigation system designed to conserve water consumption by dispensing water from sprinkler systems in a square shaped pattern, thusly reducing overspray onto unwanted areas and focusing water delivery to necessary areas. Despite continued efforts to market our innovative water irrigation system, we again ceased operations in late 2004.

In November of 2006, we entered into an asset purchase agreement with VisiTrade, L.L.C., a Nevada limited liability company, where, in exchange for 19,852,723 shares of our common stock, we purchased certain software that acted as a trading platform for financial market participants. In connection with the asset purchase agreement, we filed an Articles of Merger with the Nevada Secretary of State effectively changing our name to VisiTrade, Inc. We believed that this software had the potential to develop a cost effective alternative trading system that could provide a 24-hour trading platform and facilitate bringing together purchasers and sellers of securities while performing the functions commonly performed by larger securities exchanges. Again, despite continued efforts to market this alternative trading system, we ceased operations in early 2007.

Our current management was not part of the previous management teams associated with our previous business endeavors. After researching the company’s records and relevant market conditions during the historical time periods of these previous endeavors, current management believes the past businesses failed due to: (i) demand for the company’s products and services; (ii) loss of key personnel with specialized skills applicable to previous business models; (iii) increased costs associated with rapid changes and technological advances; and (iv) changes in general market conditions.

 In October of 2007, we resumed operations in planning and organizing ourselves as an online retailer of aftermarket Triumph motorcycle parts and accessories.

General Company Info

Under our proposed business plan we will operate as an online retailer of aftermarket Triumph motorcycle parts and accessories. We plan to market our products primarily through our future internet website www.sportbike-customs.com. We own the domain name www.sportbike-customs.com but have not completed our website. The website is currently a link to www.british–customs.com, one of our proposed marketing partners.  Our corporate headquarters are located at 2038 Corte del Nogal, Suite 110, Carlsbad, California 92011. Our telephone number at our corporate head office is 760-804-8844.

Triumph Motorcycle History

The Triumph company's roots began in 1883 when Siegfried Bettmann moved to Coventry in the UK from Nuremberg, part of the German Empire. Bettman sold bicycles but used the brand name Triumph rather than his own. He was joined by another Nuremburg engineer Maritz Schulte and they produced their own bicycles. In 1896, Bettmann established a German subsidiary for cycle production in his native city, which became part of the Triumph-Adler Company. When the internal combustion engine led to the first motorcycles, Bettman and Schulte turned to motorcycle production. In the 1920s Triumph purchased the former Hillman car factory in Coventry and produced a saloon car under the name of the Triumph Motor Company. Unfortunately, Triumph struggled to make a profit from the manufacture and sale of cars. The bicycles and motorcycles were sold off as the Triumph Cycle Co. In 1936, Jack Sangster of Ariel Ltd purchased the motorcycle division, to form the Triumph Engineering Co Ltd largely led by ex-Ariel employees. Triumph was sold to their rivals BSA by Sangster in 1951.

In the 1960s, 60% of all Triumph production was exported, which, along with the BSA's 80% exports, made the group susceptible to the Japanese expansion. By 1969 fully 50% of the US market for bikes over 500cc belonged to Triumph, but technological advances at Triumph had failed to keep pace with the rest of the world. Triumph motorcycles as a result were nearly obsolete even when they were new; further, Triumph's manufacturing processes were highly labor-intensive and largely inefficient. The British marquees were poorly equipped to compete against the massive financial resources of Japanese heavy industries that targeted competitors for elimination via long-term plans heavily subsidized by the Japanese government. When the first Honda 750cc four cylinder was released for sale to the public, Triumph and BSA were facing trouble.

When the BSA group collapsed under its debts, government help led to a merger with the Norton-Villiers combine, only the Triumph name was to be retained in the new group name of Norton-Villiers-Triumph, NVT. Workers at the Meriden, West Lands factory demonstrated against a move to Birmingham Small Heath, the BSA site and staged a sit in for two years eventually forming a cooperative to continue production of the 750 Twins, the Bonneville and the Tiger, primarily for the USA market. The inability of the cooperative to raise funds necessary to bring new models to market led to the collapse of the company in 1983.

In 1983 the company folded completely and was liquidated. The Triumph name was bought by a property developer, the self-made millionaire John Bloor, and a new company, Triumph Motorcycles Limited (initially Bonneville Coventry Ltd), was formed. A range of models using famous model names from the past debuted in 1988. Brand new 750cc and 900cc triples and 1000cc and 1200cc fours all using a modular design were built and proved successful. Triumph's heritage is tied to parallel twins and triples, and these are the focus of Triumph's marketing strategy today.

Triumph is now carving out a niche in the motorcycle market based on nostalgic engine technologies and design. The 790cc and 865cc iterations of the Bonneville and Thruxton look like slightly revised versions of their 1960s counterparts. Less overt is the use of the inline triple, an engine layout other manufacturers have mostly abandoned. Triumph has learned not to compete head to head with Japanese manufacturers in the sportbike world, with the flagship Daytona 955 marketed as a "GT" sportsbike rather than a challenger to Yamaha's R1 or Suzuki's GSX-R1000.

Our Products And Services

With Triumph motorcycles growing in popularity over the past decade, we believe there has been an unfilled demand for Triumph parts and accessories. Our retail sales operation will aim to fulfill that demand through the online sales of aftermarket Triumph motorcycle parts and accessories.

Our proposed business operations will be composed initially of online retail sales of aftermarket Triumph parts and accessories. Consumers looking for Triumph parts and accessories have traditionally been forced to either hunt down parts and accessories from the scattered network of small Triumph retailers or purchase from large general parts distributors that may lack the familiarity with the Triumph brand. We have found that many of these existing online Triumph parts and accessory dealers do not maintain a large enough or diverse enough parts inventory to satisfy a “one stop shop” for Triumph parts and accessories. Our aim is to provide a centralized, experienced and knowledgeable retail outlet for everything Triumph. Consumers will be able to locate and purchase a wide variety of Triumph parts and accessories in one location rather than being forced to hunt down individual parts from scattered retailers. Under our proposed business model, we plan to develop strategic marketing and sales relationships with smaller online Triumph parts and accessory dealers. By aggregating the inventories of these smaller retailers into a “one stop shop” of Triumph parts and accessories, we feel we will be able to offer Triumph consumers a more convenient and cost effective way to purchase Triumph parts and accessories.

Our proposed retail website will allow consumers to browse Triumph parts and accessories as easily as if they were standing in a retail outlet. Consumers using the website will be able to either browse through categorized pages on Triumph parts and accessories or refine their shopping experience using detailed search engines designed to put the consumer in contact with the parts they need quickly and efficiently. Each item will be displayed on our website with a detailed picture, description and pricing information to assist the consumer in finding and purchasing their desired products.

Through our website, we believe we will provide a number of benefits to our consumers and suppliers including:

▪
Ready Access to Products on a Secure Site. Our customers will be able to access and purchase our products 24 hours a day from the convenience of their computer. We will not sell any personal information about our customer base to third parties and all online sales transaction will be secured.

▪
Value Pricing. Once organized, our multiple sourcing networks will locate and obtain Triumph parts and accessories allowing our users to compare prices. Our sales teams will cost-effectively match customer demand with supply on a just-in-time basis, employing our planned rapid fulfillment process.

▪
Positive Customer Experience. Our internal sales and customer service representatives will be available by e-mail and telephone to respond to questions and provide guidance regarding product availability, order status and product use and functionality.

▪
Reliable and Efficient Distribution Channel. Once our network of parts distributors is firmly established, we will be able to provide a low-risk, high-volume channel through which our suppliers may sell merchandise.

▪
Protection of Brand Integrity. We will maintain the integrity of our suppliers’ brands by responding to customer inquiries regarding their products in a professional manner, by ensuring that we sell only quality goods on our website and by selling only factory sealed goods in original form together with all accessories still intact.

▪
Optimize inventory management through the use of technology. Our merchandise buyers will be supported by software that provides updated sales information. This technology will enable us to make informed decisions and quickly change prices in an effort to maximize sales volume, gross profits and return on inventory capital.

▪
Maintain low customer acquisition costs. We believe that by utilizing targeted online campaigns, including direct e-mail campaigns, we will be able to keep our per customer acquisition costs relatively low.

Marketing and Sales

Our proposed business model will compete in the motorcycle aftermarket products market, specifically the Triumph products aftermarket. The motorcycle aftermarket products segment has historically been less cyclical than the motorcycle aftermarket industry, reflecting the favorable demographics and profile of this segment's customer base. Unlike the overall motorcycle aftermarket, the aftermarket products market is driven by enthusiasts and therefore is less sensitive to economic factors. These customers are passionate about their motorcycles and view enhancing the performance and appearance of their motorcycles as more than just a hobby.

 Triumph’s motorcycle sales have consistently increased over the past few years. Triumph Motorcycles (America) Ltd., announced that retail sales in the United States reached 1070 units in March of 2006, which was a new single month sales record for Triumph.  This was a 58% increase over the same month in 2005. Triumph reported final 2006 sales of Triumph motorcycles in the United States of 10,726 units, up 18% as compared to the previous year  (www.triumph.co.uk)

In the 60's, the Triumph was the bike to have. It was effortless to operate and maintain, was more agile and created power more efficiently than its American competitors. We believe new Triumphs are no different. From the Speed Triple to the classic Bonneville, Triumph has continued to remain original, yet carried its legacy with an agile chassis and great power to weight ratios. Nevertheless, with all this momentum for Triumph, we believe there exists a lack of a central location for Triumph owners to obtain quality high performance upgrades. Our goal is to fill this gap.

We believe that several factors have contributed to the growth in our market segment including: (i) increases in sales of Triumph motorcycles which has resulted in increasing the aggregate number of Triumph motorcycles in use and therefore potential consumers, (ii) increases in average motorcycle life, which we believe contributes to increased demand for motorcycle aftermarket parts as owners seek to enhance the appearance of older motorcycles, and (iii) the continuing enthusiasm of Triumph owners for motorcycle styling. We further believe that consumer desire for individuality in motorcycle appearance will contribute to our growth.

Marketing for our website and products will be accomplished through both print and online advertising in newspapers, motorcycle magazines and motorcycle websites. In addition, we will rely upon referrals from our wholesale distributors and other suppliers.

Competition

We feel the Triumph motorcycle parts and accessory industry has a market need that has been unfulfilled. Many retail motorcycle outlets offer a wide range of motorcycle parts and accessories, but do not focus on the Triumph name. Triumph customers and enthusiasts shopping these retail motorcycle outlets are faced with wading through many product lines only to find a small selection of Triumph parts and accessories available. Although there are a few online competitors specializing in Triumph parts and accessories, such as British Only Motorcycle Parts (www.britishonly.com), Baxter Cycle (www.baxtercycle.com) and British Spares, Ltd. (www.britishspares.com), we believe none stand out as the industry leader. Our goal is to provide Triumph enthusiasts with one central location for anything and everything Triumph.

The Triumph motorcycle parts and accessory industry is highly competitive with respect to price, service, quality and location. There are numerous competitors in the Triumph motorcycle and accessory industry that possess substantially greater financial, marketing, personnel and other resources than we do. There can be no assurance that we will be able to respond to various competitive factors affecting the business. We plan to gain a competitive advantage over our competitors in the Triumph motorcycle parts and accessories industry by offering a one stop online shop for quality Triumph products at a competitive price.

Distribution Methods of Products and Services

Our primary distribution channel for our products will be our online website. We plan to use FedEx to ship products to our customers. Customers purchasing products from the website will have a variety of shipping options including standard shipping, next day and overnight shipping. In addition and where available, we will offer international shipping to customers located outside of the United States.

Suppliers

Our suppliers will consist of a number of sources for Triumph parts and accessories. We currently have no finalized supply contracts and are currently attracting and negotiating with these parts suppliers. To date, we have not finalized agreements with any parts suppliers. We do not plan to rely upon any one major supplier for our products. Although we have strategically selected suppliers to negotiate contracts with but have not yet finalized contracts with any of these suppliers, we believe that there are a number of other sources available, contributing to our ability to obtain competitive pricing.

Dependence on Major Customers

Our target market focuses on individual retail customers. We do not expect to be dependent on any major customers. We do not expect that this will change in the future.

Patents, Trademarks, Licenses

We do not have any designs which are copyrighted, trademarked or patented.

Environmental and Regulatory Issues

            Motorcycles and motorcycle accessories sold in the United States and many other countries may be subject to environmental emissions regulations and safety standards with which we must comply in order to sell products in such countries. Applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board. Motorcycles and motorcycle accessories sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. Many of our motorcycle parts and accessories may be required to comply with applicable regulations in the other countries in which they are distributed.

Research And Development

We do not foresee any immediate future research and development costs.

Employees

We currently do not have any full time employees.   We intend to hire full time employees and additional independent contract labor on an as needed basis when our website is complete.

Mergers and Acquisitions

In addition to the Company’s pursuit of attaining profitability with its current business focus as an online retailer of aftermarket motorcycle and automotive parts and accessories, management is of the belief that there may be additional opportunities to increase value for our shareholders if we are able to attract other operating companies engaged in similar businesses and merge with or acquire such entities. Management may also consider possible target business mergers and/or acquisitions in other industries, including, but not limited to, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology business. Of course, because we have limited resources, the scope and number of suitable candidates to merge with will be limited accordingly. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target’s products or services, or the failure to prove or predict profitability. Management will review potential candidates as they present themselves in order to determine whether or not they will add value to the Company for the benefit of our shareholders.

Pending Board Actions

On or about August 27, 2007, our shareholders authorized the Board of Directors to affect certain corporate actions including:

Reverse Stock Split.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two reverse stock splits of our outstanding Common Stock at a specific ratio, ranging from 1-for-2 shares to 1-for-500 shares, to be determined by the Board of Directors. If the Board affects a reverse stock split, our outstanding shares of Common Stock will be reduced by the split ratio and the market price of our Common Stock should increase proportionately. However, due to uncontrollable market reactions to a reverse split, the market price of our Common Stock may not properly reflect the reverse split ratios and our shareholders may lose substantial value in their investment.

Forward Stock Split.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two forward stock splits of our outstanding Common Stock at a specific ratio, ranging from 1-for-2 shares to 1-for-500 shares, to be determined by the Board of Directors. If the Board affects a forward stock split, our outstanding shares of Common Stock will be increased by the split ratio and the market price of our Common Stock should decrease proportionately. However, due to uncontrollable market reactions to a reverse split, the market price of our Common Stock may not properly reflect the forward split ratios and our shareholders may lose substantial value in their investment.

Corporate name changes.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two corporate name changes, to be determined by the Board of Directors. Any name change, if implemented by the Board of Directors, may have a negative affect on the public’s view of our Company.

ITEM 1A.                      RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock.  Our business and results of operations could be seriously harmed by any of the following risks.  The trading price of our common stock could decline due to any of these risks.

Risks Related to Our Business

We are a development stage company and have little to no operating history upon which to evaluate our business.

Our Company was originally formed on March 2, 1998, but we did not begin planning new operations in our current proposed line of business until late 2007. Since such time, we have hit substantial barriers in the creation of our website and development of our business which have resulted in a lack of financial stability to continue our development plans. As such, we have not engaged in a sufficient amount of consistent business activity over a sustained period of time to establish an operating history in our proposed line of business, the aftermarket motorcycle parts sales business. Since beginning our current line of business, we have not been profitable, and we have limited financial results upon which you may judge our potential. These circumstances raise substantial doubt about our ability to continue as a going concern. In addition, this concern has been raised by our auditors as disclosed in the notes to our financial statements.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that, like us, are in their early stage of development. We cannot guarantee that we will succeed in achieving our business goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition, operating results and our ability to continue as a going concern. We expect that we will require additional capital in order to execute our current business plan. As a development stage business, we may in the future experience under capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. As a result of these factors, other factors described herein and unforeseen factors, we may not be able to successfully implement our business model.

We may pay significant marketing fees to third party marketing partners.

Under our proposed business plan, we expect to rely heavily on third party marketing partners for our marketing efforts. We plan to split a portion of all net income from sales derived from any business obtained from our marketing partner’s websites. These marketing fees may substantially affect our resulting net income.

We will depend upon a limited number of outside suppliers for our key motorcycle parts and accessories.

Our reliance upon outside vendors and suppliers for our parts and accessories involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued supply of parts and accessories. Any material changes in our suppliers could cause material delays in production and increase production costs. Since we have only a limited operating history, we are unable to determine whether our proposed suppliers will be able to timely supply us with commercial production needs.

Our inability to obtain timely delivery of quality components, or our loss or interruption of services of one or more of our component suppliers, or any material increases in the cost of our components, could result in material production delays and reductions in our shipments, which could seriously impair our ability to generate revenues.

We face risks associated with purchasing products from foreign companies

A portion of our merchandise may be imported from foreign suppliers. Our future success will depend in large measure upon our ability to develop and maintain new supplier relationship. Dealing with imported products, we may be subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, economic disruptions, delays in shipments, freight cost increases and changes in political or economic conditions in countries from which we purchase products. Our business is also subject to the risks associated with any new or revised United States legislation and regulations related to imported products, including quotas, duties, taxes and other charges or restrictions on imported merchandise. If any such factors were to render the conduct of business in particular countries undesirable or impractical or if additional United States quotas, duties, taxes or other charges or restrictions were imposed upon the importation of our products in the future, our financial condition and results of operations could be materially adversely affected.

The loss of the services of our senior management could impair our ability to execute our business strategy and as a result, reduce our sales and profitability.

We depend on the continued services of our senior management. The loss of such key personnel could have a material adverse effect on our ability to execute our business strategy and on our financial condition and results of operations. We do not maintain key-person insurance for our senior management. We may have difficulty replacing our senior management who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our planned growth together with our added obligations of being a public company may strain our business infrastructure, which could adversely affect our operations and financial condition.

As we grow, we will face the risk that our future resources and systems, including management resources, accounting and finance personnel and operating systems, may be inadequate to support our growth. We may also face new challenges, including an increase in information to be processed by our management information systems and diversion of management attention and resources away from existing operations and towards growth in new markets. Our current growth strategy will require us to increase our management and other resources over the next few years. In particular, heightened new standards with respect to internal accounting and other controls, as well as other resource-intensive requirements of being a public company, may, and have further strained our business infrastructure. If we are unable to manage our planned growth and maintain effective controls, systems and procedures, we may be unable to efficiently operate and manage our business and have and may continue to experience information lapses affecting our public reporting which could adversely effect our operations and financial condition.

We target sales of our products to a narrow market segment of our industry and therefore, our business is more vulnerable to changes in this market.

                We anticipate generating our revenues primarily from sales of motorcycle parts and accessories in the foreign motorcycle aftermarket parts market. The foreign motorcycle aftermarket parts market constitutes only one segment of the motorcycle industry. As a result of our focus on only one market segment of one industry, we are more vulnerable to changes in demand in the foreign motorcycle aftermarket parts market than we would be if our business was more diversified.

Our business is subject to seasonality which may cause our quarterly operating results to fluctuate materially.

Motorcycle sales can be seasonal in nature since consumer demand is may be lower during colder seasons in North America. We may endure periods of reduced revenues and cash flows during off-season periods, requiring us to lay off or terminate employees from time to time. Seasonal fluctuations in our business could cause material volatility in the public market price of our common stock.

We need to attract qualified employees.

Our future success depends in large part upon our ability to attract, train, retain and motivate employees. Qualified individuals of the requisite caliber and number needed to fill positions are in short supply in some areas. Our industry is characterized by high levels of employee attrition. Although we believe we will be able to offer competitive salaries and benefits, we may have to increase spending in order to retain personnel.

The success of our growth plan will be dependent on our ability to recruit and/or promote enough qualified personnel to support our future growth. The time and effort required to train and supervise a large number of new managers and associates may divert our existing resources and adversely affect our operating and financial performance.

We may pursue strategic acquisitions, which could have an adverse impact on our business.

We may from time to time consider acquiring complementary companies or businesses. To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

▪	the diversion of our capital and our management's attention from other business issues and opportunities;
▪	difficulties in successfully integrating companies or stores that we acquire, including personnel, financial systems and controls, distribution, operations and general store operating procedures;

▪	material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as it is integrated into our operations;
▪	material adverse effects on our operating results due to the closure of stores or distribution centers;

▪	potentially dilutive issuances of our equity securities; and
▪	the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

An important part of our success is due to our ability to deliver products quickly to our customers. Our ability to maintain this success depends on the identification and implementation of improvements to our planning processes, distribution infrastructure and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could adversely affect our operating results.

We may not have sufficient funds to operate our business and may not be able to obtain additional financing.

We expect we will require additional funds to continue our business.  We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition, and results of operations.  As we need additional funds, we may seek to obtain them primarily through stock or debt financings.  Those additional financings could result in dilution to our stockholders.

Failure to fund continued capital expenditures could adversely affect results.

If our anticipated revenues do not materialize, we may have a limited ability to expend the capital necessary to maintain business operations at expected levels, resulting in insufficient revenues over time. If our cash flow from anticipated operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements.

Costs of legal matters and regulation could exceed estimates.

We may become parties to a number of legal and administrative proceedings involving matters pending in various courts or agencies.  These include proceedings associated with facilities which may be owned, operated or used by us and include claims for personal injuries and property damages.  Our current business model may involve management of regulated materials and are subject to various environmental laws and regulations. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies.

Any projections used in this registration statement may not be accurate.

Any and all projections and estimates contained in this registration statement or otherwise prepared by us are based on information and assumptions which management believes to be accurate; however, they are mere projections and no assurance can be given that actual performance will match or approximate the projections.

Our estimates may prove to be inaccurate and future net cash flows are uncertain.

Our estimates of both future sales and the timing of development expenditures are uncertain and may prove to be inaccurate.  We also make certain assumptions regarding net cash flows and operating and development costs that may prove incorrect when judged against our actual experience.  Any significant variance from these assumptions could greatly affect our estimates of future net cash flows and our ability to borrow under our credit facility.

We have limited experience in selling and manufacturing motorcycle products.

We hope to eventually enter the parts manufacturing industry. Our motorcycles parts and accessories must be designed and manufactured to meet high quality standards in a cost-effective manner. Because of our lack of experience in manufacturing operations, we may have difficulty in timely producing motorcycle parts and accessories in a volume sufficient to cover orders from our dealers. Any material manufacturing delays could frustrate dealers and their customers and lead to a negative perception of our products or our company. If we are unable to manufacture effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired

Possible Fluctuations in the Cost of Materials

Our future financial condition related to our proposed manufacturing activities may be affected by fluctuations in the cost of materials. The price and availability of the materials used in the manufacturing of our products are subject to market conditions affecting supply and demand. Our profitability may be negatively affected by increases in material costs to the extent we are unable to pass on such higher costs to our customers.

We will rely on third party suppliers to obtain materials and provide component parts for use in the planned manufacturing of our products.

We may experience supply problems such as unfavorable pricing or untimely delivery of materials and components. We are currently negotiating with suppliers to provide parts and a failure to obtain this supply relationship may cause disruption in our proposed production schedule. In addition, the price and availability of raw materials and component parts from suppliers can be adversely affected by factors outside of our control such as increased worldwide demand. Further, our suppliers who also serve the automotive industry may be experiencing financial difficulties due to a downturn in that industry. These supplier risks may have a material adverse effect on our business and results of operations.

We have inexperienced management

The sole manager of the Company, Mr. Ford Sinclair, is not sufficiently experienced in our core business focus. While Mr. Sinclair may learn to operate our business adeptly in the future, the present reality of his lack of experience and expertise in managing our business operations should be viewed in the context of making any investment in our Company extremely risky.

Risks Related to Our Industry

The industry in which we operate and the market for our services is characterized by rapid technological developments, evolving industry standards, and frequent new product and service introductions and enhancements.

The development and introduction of new products and services could render our existing services unmarketable. Our business depends in significant part on our ability to continually improve the products we plan to offer and the performance, features, and reliability of our motorcycle parts we plan to manufacture Our pursuit of improved performance, new features, and necessary technological advances will require substantial time and expense, and there can be no assurance that we will succeed in adapting our products to changing technology standards and customer requirements.

Our net sales could decrease if our online security measures fail.

Our relationships with our customers may be adversely affected if the security measures that we plan to use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose customers, our net sales could decrease. We plan to rely on security and authentication technology that we intend to license from third parties. With this proposed technology, we will be able to perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, denial of service attacks and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

Our net sales and gross margins may decrease if we experience significant credit card fraud.

A failure to adequately control fraudulent credit card transactions may reduce our net sales and our gross margins. We do not plan to carry insurance against this risk. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not plan to obtain a cardholder's signature.

If we are unable to maintain our web domain names, our brand and reputation could be damaged and we could lose customers.

We may be unable to maintain our web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Website. The maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries may be subject to change in the near future. Such changes in the United States may include the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

A downturn in the economy may affect consumer purchases of discretionary items and could harm our operating results.

In general, our sales represent discretionary spending by our customers. Discretionary spending on our products is affected by many factors, including, among others:
▪	the availability of consumer credit;
▪	the number of new and second home purchases;

▪	taxation;
▪	energy prices;

▪	unemployment trends;
▪	terrorist attacks and acts of war; and

▪	other matters that influence consumer confidence and spending.

Purchases of discretionary items, including the products we intend to sell, could decline during periods when disposable income is lower or during periods of actual or perceived unfavorable economic conditions. If this occurs, our operating results could suffer.

As a result of our intensely competitive industry, we may not gain enough market share to be profitable.

The motorcycle parts and accessories market is intensely competitive.  We have numerous competitors in the United States and elsewhere.  Because we are pursuing potentially large markets, our competitors include large companies.  Many of these competitors have greater financial, research and other resources than we do.  If we are unable to compete successfully, we may not be able to sell enough products at a price sufficient to permit us to generate profits. Increased competition causing oversupply or depressed prices could materially adversely affect our revenues.

We are subject to government regulation.

We, as a proposed manufacturer of motorcycle products and accessories, may be subject to the National Traffic and Motor Vehicle Safety Act, which is administered by the National Highway Traffic Safety Administration (NHTSA). We will have to certify to NHTSA that our products comply fully with all applicable federal motor vehicle safety standards and related regulations. We may be required in the future to incur unforeseen expenses and/or modify our proposed designs and operations in order to ensure such compliance. In addition, we cannot predict the nature or effect of any future legislation or regulation on our operations.

Our exposure to product liability claims could harm us seriously.

Given the nature of motorcycle products, we expect we may encounter product liability claims against us from time to time for personal injury or property damage. If such claims become substantial, our brand and reputation may be harmed seriously. These claims also could require us to pay substantial damage awards, including punitive damages. We do not currently maintain adequate product liability insurance and we may be unable to obtain coverage at a reasonable cost or in a sufficient amount to cover future losses from product liability claims. Any successful claim against us for uninsured liabilities or in excess of insured liabilities would most likely harm our business seriously.

If we market and sell our products in international markets, we will be subject to additional regulations.

As a part of our proposed marketing strategy, we may, in the future, market and sell our products internationally. In addition to regulation by the U.S. government, our products may be subject to environmental and safety regulations in each country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary from those of the United States. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices, product design or marketing efforts. Any changes in our business or products required in response to the laws of foreign countries will result in additional expense to us.

Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell our products in foreign countries. We would also be required to obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to obtain, import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our international marketing strategy for our products.

Further, many countries have laws governing marketing of motorcycles and related products and laws relating to relationships with, and termination of, distributors in those countries. These laws may make it more difficult for us to promote our product effectively and in a cost efficient manner. We cannot assure you that we will be able to successfully market and sell our products in foreign countries or that these efforts will result in additional revenue or that any revenue we do obtain from the sales of our products in foreign countries will not be offset by increased regulatory and compliance costs.

Risks Related to our Stock

Requirements associated with becoming a public company will require significant company resources and management attention.

Our original registration statement was filed on December 17, 2007. Such registration statement became effective, and subsequently, we became a public company on February 15, 2008. We were not previously subject to the reporting requirements of the Securities Exchange Act of 1934, or the other rules and regulations of the SEC or any securities exchange relating to public companies. Following the effectiveness of our registration statement, we began to and continue to work with legal, accounting and financial advisors to identify those areas in which changes would need to be made to our financial and management control systems in order to manage our growth and our obligations as a public company. These areas included corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make these changes in these and other areas, including our internal controls over financial reporting. However, despite these and other related measures we have taken, such measures have been insufficient to satisfy our obligations as a public company on a timely basis. We have only filed a portion of the reports necessary under the Securities Exchange Act of 1934 including our Form 10-K filed on October 15, 2008 and our Form 10-Q’s for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008 all filed on October 15, 2008. We are currently delinquent in the filing of our Form 10-K for the period ending December 31, 2008 and all filings going forward from such date.  The delay in the filing of such required reports has been primarily due to the lack of capital available to expend on the legal and accounting assistance necessary to fulfill such reporting requirement. As further described herein, we have had substantial difficulties in completing our software and generating revenues. In addition, we have been unable to raise capital from outside investors. The expenses associated with these and other measures we need to take in connection with maintaining our status as a public company may continue to substantially affect our future revenues and profitability.

In addition, compliance with reporting and other requirements applicable to public companies such as Sarbanes Oxley has created additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact on our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and, in the event we elect to obtain such insurance, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We require substantial capital requirements to finance our operations.

We have substantial anticipated capital requirements and we may require additional capital for future operations.  We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

▪	cash provided by operating activities;
▪	available cash and cash investments; and

▪	capital raised through debt and equity offerings.

The funds provided by these sources, if attainable, may not be sufficient to meet our anticipated cash requirements and the uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements.  If declining prices cause our anticipated revenues to decrease, we may be limited in our ability to replace our inventory.  As a result, our production and revenues would decrease over time and may not be sufficient to satisfy our projected capital expenditures.  We may not be able to obtain additional financing in such a circumstance.

As a public company, our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Following this registration statement, an active public market for our common stock may not develop or be sustained. Further, the market price of our common stock may decline below the price paid for investors shares.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results, including our comparable store sales;

▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	strategic moves by our competitors, such as product announcements or acquisitions;

▪	regulatory developments;
▪	litigation;

▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and

▪	additions or departures of key personnel.

The stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

We may need to raise additional money before we achieve profitability; if we fail to raise additional money, it could be difficult to continue our business.

            Based on our current plans, we believe that we may not have sufficient financial resources from revenues to meet our operating expenses and capital requirements.   We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should be aware that in the future:

▪	we may not obtain additional financial resources when necessary or on terms favorable to us, if at all;
▪	any available additional financing may not be adequate; and

▪	we may be required to sell shares of our common stock at extremely discounted prices in order for us to obtain additional financing.

If we cannot raise additional funds when needed, or on acceptable terms, we may not be able to continue to operate.

Issuing preferred stock with rights senior to those of our common stock could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholders and such shares have been issued.  The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights.  The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock.  For example, a series of preferred stock may be granted the right to receive a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock.  In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.  As a result, common stockholders could be prevented from participating in transactions that would offer an optimal price for their shares.

As of the date of this registration statement, the Board of Directors has designated, 5,000,000 shares of Non-Convertible Series A Preferred Stock, par value $.001 per share (the “Series A Preferred”), of which 5,000,000 shares have been issued and are currently outstanding. The Series A Preferred shares are non-convertible and maintain a ten for one voting preference such that a holder of the Series A Preferred shall be entitled to vote ten shares for every one share of Series A Preferred held by such shareholder.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the any future debt or credit facility may preclude us from paying any dividends. As such, our shareholders may not receive any profit on their investment other than from the eventual sale of their shares, if any.

Currency risks and fluctuations could negatively impact our company.

We anticipate that some of our future revenues may be received in currencies other than US Dollars.  Foreign currency can fluctuate against the US dollar in which the Company’s financial statements are prepared. There is no assurance that any currency exchange will be favorable and given that some or our major expenses are fixed in US dollars, our operating results could be negatively impacted by such currency fluctuations.

ITEM 2.                      FINANCIAL INFORMATION

       The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included in this report.  This report contains “forward-looking statements” and these statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions. Various risks and uncertainties could cause actual results to differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this report.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. All forward-looking statements in this document are based on information currently available to us as of the date of this report. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. In the event any circumstances underlying any forward-looking statements made herein change, we will make changes accordingly and disclose such changes in future financial statements and related notes.

Plan of Operation

Under our proposed business plan we will operate as an online retailer of aftermarket Triumph motorcycle parts and accessories. We plan to market our products primarily through our internet website www.sportbike-customs.com. We own the domain name www.sportbike-customs.com but have not completed our website. The website is currently a link to www.british–customs.com, one of our proposed marketing partners.

We have hit substantial roadblocks in relation to our business development. Our primary short term objective over the next 6 to 9 month period is the development of our online website. The website will offer our customers a variety of services such as

▪
Allowing customers to view all of our products and accessories online. Each product will have a separate picture and description of the product. For our larger ticket items, we plan to allow customers to view the products in 3-D graphics allowing them a complete image of the product they are interested in

▪
Allowing customers to place, pay for, and ship orders online. We will need to implement support systems for services such as customer payment options, shipping arrangements and similar support services.

▪
An online chat room where customers can log on and discuss Triumph issues with other owners, would-be owners and enthusiasts. We also plan to offer a Question and Answer bulletin board where Triumph enthusiasts can post questions and comments regarding Triumph related issues. Both our staff and other website users will be able to post answers to the questions. These features should help boost the credibility of our website and name.

Our initial goal and current focus is the completion of our website. This is the backbone of our proposed operations platform and the stepping stone for future business activities. We have had substantial difficulties in the completion of our website. As disclosed in our First Amended Form 10 filed with the SEC on October 15, 2008, we expected to have completed our website and had it operational by late 2008/early 2009. Such completion date has been delayed substantially due initially to technical difficulties with our web design and development, and currently due to lack of adequate capital to fund such development due to current market conditions. Our website completion has been delayed substantially and we currently hope to complete the initial beta version of our software platform by the middle of the third quarter of 2010. Based upon the current status of our software platform and negotiations with our software designers, we currently estimate we will require approximately $45,000 in software design and development costs to complete the final beta version of our website. We currently do not have such funds available. While we are currently searching for additional capital infusion sources, we have also considered offering an equity interest as compensation for the completion of such services if such equity compensation can be offered on terms which the Company finds reasonable. Once the beta version and testing of such version is complete, we may incur additional costs associated with revising and editing such platform. We have no way of knowing what such additional costs will amount to until we are able to test the final beta version of the platform.

 Concurrently with our efforts to develop and complete our website, we have begun negotiations to develop strategic marketing and sales relationships with other Triumph parts and accessory dealers in order to aggregate the inventories of these smaller retailers into our “one stop shop” of Triumph parts and accessories. Although we have begun these negotiations, this goal is secondary to the completion of our website. We expect to begin finalizing these sales and marketing relationships with in the first few months of the completion of our website.  We do not expect to incur material costs or expenses associated with the initial negotiations of these relationships, nor in the eventual finalization of such relationships.

Following the finalization of our website and development of sales and marketing relationships with Triumph parts and accessory dealers and suppliers, we will need to hire additional sales and support staff to assist in the day to day operations. Initially, our plan is to hire one customer support employee and two sales employees to assist in these operations. We estimate payroll expenses associated with hiring a customer support agent to be approximately $35,000 annually. We do not expect to incur fixed costs with the hiring of sales staff as we intend to base sales staff compensation strictly on a commission based model. In addition, we may consider offering our support staff compensation in the form of an equity interest in the Company, although the details of such equity compensation program have not been determined.

As of the date of this Report, we have earned no revenues and have not finalized any agreements with any parts distributors. We had begun initial negotiations with Triumph parts and accessory dealers, however, due to our setbacks in the development of our software platform, such negotiations have been put on hold.  We do not expect to begin earning revenues until after the completion of our website. We do not believe we will be able to satisfy our near future cash requirements as we further develop our website and expand our sales network as described above. Before we are able to complete our website and begin to develop our sales and marketing relationships, we believe we will need to finance our operations through proceeds from the issuance of equity securities and loans. Although we have pursued several possible opportunities in connection with such financings, we have not been able to obtain necessary financings on terms we believe are beneficial to the Company. When we are able to secure such funds, they will be used as working capital to fund the completion of our website, the build-out of our sales network and for internal operations.

Once our website has been completed and we begin to generate revenues, in order to increase sales we plan to increase our brand awareness through advertising. We plan to utilize newspaper, trade magazine, trade show, online, and word of mouth advertising outlets.

Further out, we plan to possibly expand our operations into parts manufacturing. Many Triumph parts, especially for older model Triumphs, are scarce. The aim of our website is to offer our customers a central location to find these Triumph parts and accessories. Initially we hope to offer the customer a wide range of parts and accessories from existing manufacturers to choose from. In addition to retailing other manufacturer's parts, we hope to begin manufacturing our own line of Triumph parts and accessories. By initially building the reputability of our name through our retail sales website, we hope to transfer that same customer base and satisfaction with our retail business to our manufacturing business. These manufacturing goals are long term goals and we have taken no affirmative steps towards attaining these goals.

Our expectations are based on certain assumptions concerning the anticipated costs associated with our expected projects. These assumptions concern future events and circumstances that we believe to be significant to our operations and upon which our working capital requirements will depend.  Some assumptions will invariably not materialize and some unanticipated events and circumstances may occur subsequent to the date of this report.  The timing and amount of our capital requirements will depend on a number of factors, including the speed with which we complete our website, our ability to establish relationships with Triumph parts and accessory dealers and the eventual demand for our products and services. As described herein, we will seek funding for our capital requirements from the sale of our securities and loans, however, it is possible that we will be unable to obtain sufficient additional capital through these avenues.

We intend to retain any future earnings to retire any future debt, finance the expansion of our business and any necessary capital expenditures, and for general corporate purposes.

Off-balance Sheet Arrangements

We do not maintain any significant off-balance sheet arrangements.

ITEM 3.                      PROPERTIES

At present, we do not own any property.  Our executive offices currently consist of shared leased office space located at 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011 and our phone number is 760-804-8844.  The Company subleases approximately 3,000 square feet of office and administrative space, as well as the use of, among other things, internet, postage, copy machines, electricity, furniture, fixtures etc. at a rate of $2,000 per month.

ITEM 4.                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the 28,747,704 issued and outstanding shares of our common stock as of the date of this registration statement by the following persons:

1.	Each person who is known to be the beneficial owner five percent (5%) or more of our issued and outstanding shares of common stock;
2.	Each of our Directors and executive Officers; and
3.	All of our Directors and Officers as a group

	Title, Class and Percentage of Securities Beneficially Owned
Name and Address	Common		Series A Preferred

Noctua Fund, LP(1)	22,373,635 77.8%		5,000,000	100%
Ford Sinclair (2)	0	0%	0	0%
All Directors and Officers as a Group(3)	0	0%	0	0%

Total	22,373,635	77.8%	5,000,000	100%

(1)
The address for Noctua Fund, L.P. is c/o Noctua Fund Manager, LLC, 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011.  Noctua Fund Manager, LLC is an entity equally beneficially owned and controlled by Mark L. Baum and James B. Panther, II through entities owned or controlled by them.  Such persons are non-voting minority limited partners in the Noctua Fund, L.P. itself.

(2)	The address is 2038 Corte del Nogal, Suite 110, Carlsbad, California 92008.
(3)	Our sole Director and Officer is Ford Sinclair.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from the date of this registration statement and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from the date of this registration statement

ITEM 5.                      DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of the date of this report, the name, age and position of our sole director, executive officers and other significant employees:

Officers and Directors

NAME	AGE	SINCE	POSITION

Ford Sinclair	43	2010	Chief Executive Officer, Principal Financial Officer, Secretary and Sole Director

The backgrounds of our directors, executive officers and significant employees are as follows:

Ford Sinclair, Chief Executive Officer, Principal Financial Officer, Secretary and Sole Director.

Mr. Sinclair is our Chief Executive Officer, Principal Financial Officer, Secretary and our sole Director and has been since April of 2010. Mr. Sinclair is not a full time employee and has other outside commitments.  Mr. Sinclair brings an impressive background of success to the Company, specializing in business development, mergers and acquisitions, and new market development for a variety of companies. In 2000 through to 2004, Mr. Sinclair has been directly responsible for completing successful acquisitions of Global Golf Holdings. Since 2004, Mr. Sinclair has been the President and CEO for Banis Business Development Group, a management and consulting firm. Mr. Sinclair currently also serves as Director for Ice House Data Centers, Inc. Mr. Sinclair does not beneficially own any Company securities. Mr. Sinclair devotes approximately 10-20 hours per week to the Company’s business and management.

Mr. Sinclair has not been involved in any of the following legal proceeding within the past 5 years that would materially affect his integrity or his ability to act on behalf of our company:

1.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) ;

2.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

3.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.                      EXECUTIVE COMPENSATION

The following table summarizes all of the annual compensation paid to all of the company’s named executive officers for the years ended December 31, 2009, 2008, 2007 and 2006:

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (Shares)	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total (Shares)

Ford Sinclair.(1)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Chief Executive Officer,
Principal Financial Officer,	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
and Secretary
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Mark L. Baum, Esq.(2)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former Chief Executive
Officer, Principal Financial	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Officer and Secretary
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Michael West(3)	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former President and
Chief Executive Officer	2006	-0-	-0-	1,041,667	-0-	-0-	-0-	-0-	1,041,667

C. Anthony Ferracone(4)	2007	-0-	-0-	259,259	-0-	-0-	-0-	-0-	259,259
Former Secretary and
Treasurer	2006	-0-	-0-	1,300,926	-0-	-0-	-0-	-0-	1,300,926

Lawrence Bolton(5)	2007	-0-	-0-	259,259	-0-	-0-	-0-	-0-	259,259
Former President and
Chief Executive Officer	2006	-0-	-0-	259,259	-0-	-0-	-0-	-0-	259,259

(1)
On April 1, 2010, Mr. Ford Sinclair was appointed as our Chief Executive Officer, Secretary, Treasurer and sole Director. Mr. Sinclair currently receives no employment compensation for holding these positions.

(2)	Mr. Mark L. Baum, Esq. held the positions of Chief Executive Officer, Secretary, Treasurer and sole Director from July 7, 2007 until his resignation on April 1, 2010.

(3)	Mr. Michael West held the positions of President and Chief Executive Officer January 1, 2006 until his resignation on October 2, 2006.

(4)	Mr. C. Anthony Ferracone held the positions of Secretary and Treasurer January 1, 2006 until his resignation on July 6, 2007.

(5)	Mr. Lawrence Bolton held the positions of President and Chief Executive Officer October 2, 2006 until his resignation on July 6, 2007.

Our officers have not been paid any cash compensation for the two years ended December 31, 2009 and 2008. The only compensation paid to our officers during these years were shares of our common stock as described in the above table. These amounts include all compensation paid to our officers during this time period.

Options Exercise In Last Fiscal Year And Fiscal Year End Option Values

Our executive officers were not issued any options which could have been exercised during the fiscal years ended December 31, 2009 or 2008.

Directors' Compensation

Our directors have not received any compensation for the year ended December 31, 2009. All Directors during the fiscal year ended December 31, 2009 have been listed in the Executive Compensation table above. All directors may receive reimbursement for reasonable out-of-pocket expenses in attending board of directors meetings.

Compensation Committee

We have not formed an independent compensation committee.

ITEM 7.                      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

None.

ITEM 8.                      LEGAL PROCEEDINGS

None.

ITEM 9.                      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is currently traded on the Pink Sheets market under the symbol "VTDI".  The high and low bid prices for the Common Stock, as reported by NASDAQ, are indicated for the periods described below.  Such prices are inter-dealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

2009	Low	High
First Quarter	$.007	.007
Second Quarter	.007	.007
Third Quarter	.007	.007
Fourth Quarter	.004	.007

2008	Low	High
First Quarter	$.07	.01
Second Quarter	.02	.007
Third Quarter	.02	.02
Fourth Quarter	.007	.02

2007	Low	High
First Quarter	$.11	.95
Second Quarter	.08	.30
Third Quarter	.05	.25
Fourth Quarter	.04	.06

2006(1)	Low	High
First Quarter	NA	NA
Second Quarter	NA	NA
Third Quarter	NA	NA
Fourth Quarter	.95	.95

(1)           Our securities were not quoted by NASDAQ for the first three quarters of 2006.

Holders

As of the date of this report, we have 48 registered shareholders (not including other beneficial owners with shares on deposit with brokerage houses) owning a total of 28,747,704 shares of our common stock.

Dividends

None.

Securities Authorized For Issuance Under Equity Compensation Plans

None.

ITEM 10.                      RECENT SALES OF UNREGISTERED SECURITIES

During the year ending 2005, we issued a total of 2,250,000 common shares of common stock to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

In December of 2005, we issued a total of 2,038,461 common shares to consultants of the Company as compensation for their services for the year ending 2005. These shares were valued at $0.10 per share.

During the year ending 2006, we issued a total of 2,601,852 common shares to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

On November 2, 2006, we approved of a 5 to 1 reverse split. The financial statements included herein have been retroactively restated to reflect this reverse split.

On November 7, 2006, we retired 224 shares of common stock due to the 5 to 1 reverse split. These shares were valued at $0.10 per share.

In December of 2006, we issued 19,852,723 shares in connection with an Asset Purchase Agreement between the Company and Visitrade, LLC. These shares were valued at $0.10 per share.

During the year ending 2007, we issued a total of 518,518 common shares to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

In January of 2007, we issued 1,000,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.95 per share.

In January of 2007, we issued 40,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.55 per share.

In February of 2007, we issued 2,050,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.17 per share.

In April of 2007, we issued 75,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.08 per share.

In May of 2007, we issued 40,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.26 per share.

In June of 2007, we issued 350,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.18 per share.

In July of 2007, we cancelled 660,000 common shares that were previously issued in error.

In August of 2008, 17 common shares were cancelled due to rounding related to a reverse merger that occurred in 2006.

In November of 2008, 6 common shares were issued due to rounding related to a reverse merger that occurred in 2006.

All of the issuances of securities described above were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.  We made the determination that each investor had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.  There was no general solicitation or general advertising used to market the securities.  We provided each investor with disclosure of all aspects of our business, including providing the investor with press releases, access to our auditors, and other financial, business, and corporate information. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 11.                      DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Nevada law.

Our authorized capital stock consists of 50,000,000 shares of stock consisting of 45,000,000 shares of common stock, par value $.001 per share (the “Common Stock”) of which 28,747,704 are issued and outstanding, and 5,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”) of which 5,000,00 shares are issued and outstanding. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of our common stock. There are no options, warrants or other instruments convertible into shares outstanding.

Common Stock

The Board of Directors is authorized to issue 45,000,000 shares of common stock, par value $.001 per share, of which 28,747,704 have already been issued and currently remain outstanding. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Preferred Stock

The Board of Directors is authorized to, and has subsequently designated, 5,000,000 shares of Non-Convertible Series A Preferred Stock, par value $.001 per share (the “Series A Preferred”), of which 5,000,000 shares have been issued and are currently outstanding. The Series A Preferred shares are non-convertible and maintain a ten for one voting preference such that a holder of the Series A Preferred shall be entitled to vote ten shares for every one share of Series A Preferred held by such shareholder.

Dividend Policy

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power.   The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. The Series A Preferred shares maintain a ten for one voting preference such that a holder of the Series A Preferred shall be entitled to vote ten shares for every one share of Series A Preferred held by such shareholder.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

ITEM 12.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provision of Nevada Corporate Law (referred to below as the "NRS" or the Nevada Revised Statutes) which creates or imposes any provision for indemnity of Officers or Directors.

Nevada Statutes

Section 78.7502 of the Nevada Revised Statutes, as amended, provides for the indemnification of our officers, directors, employees and agents under certain circumstances as follows:

1.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)            Is not liable pursuant to NRS 78.138; or
(b)            Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)            Acted in good faith and in a manner which he reasonably believed to be in or not opposed

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.           To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.”

Section 78.751 of the Nevada Revised Statutes describes the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

1.  Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the stockholders;
(b)            By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(c)            If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d)            If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.  The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)           Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.”

ITEM 13.                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VISITRADE, INC.

Balance Sheets at December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Operations for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Stockholders Equity (Deficit) for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Cash Flows for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pollard-Kelley Auditing Services, Inc.
Auditing Services
4500 Rockside Road, Suite 450 Independence OH  44131 330-836-2558

Report of Independent Certified Public Accountants

Board of Directors

Visitrade, Inc.

We have audited the accompanying balance sheets of Visitrade, Inc. as of December 31, 2006, 2005 and 2004 and the related statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes to the financial statements the Company has not generated significant revenues or profits to date.  This factor among others raises substantial doubt the Company will be able to continue as a going concern.  The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Management’s plans concerning this matter are also discussed in notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, 2005 and 2004, and the results of its operations and it cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting standards.

Pollard-Kelley Auditing Services, Inc.

/S/ Pollard-Kelley Auditing Services, Inc.

January 5, 2009
Independence, Ohio

Hamilton PC

2121 S. Oneida St., Suite 312
Denver, CO  80224
P: (303) 548-8072
F: (888) 466-4216
cpaeah@msn.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Visitrade, Inc.

We have audited the accompanying balance sheets of Visitrade, Inc., as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years in the period ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that Visitrade, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Visitrade, Inc. suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visitrade, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years in the period ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

Hamilton, PC

/s/ Hamilton, PC

Denver, Colorado
April 30, 2010

VISITRADE, INC.
BALANCE SHEETS

ASSETS
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
Current Assets
Cash and cash equivalents	$ -	$ -	$ -	$ -	$ -	$ -
Total Current Assets	-	-	-	-	-	-

TOTAL ASSETS	$ -	$ -	$ -	$ -	$ -	$ -

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$ -	$ -	$ 4,000	$ -	$ -	$ -
Due to related party	202,518	58,518	8,000	31,916	-	-
Total Current Liabilities	202,518	58,518	12,000	31,916	-	-

TOTAL LIABILITIES	202,518	58,518	12,000	31,916	-	-

Commitments and Contingencies

STOCKHOLDERS' DEFICIT
Common stock, $.001 par value; 45,000,000 shares
authorized; 28,747,704, 28,747,704, 28,747,715, 24,815,679, 19,852,723
and 19,852,723 shares issued and outstanding	28,748	28,748	28,748	24,816	19,853	19,853
Preferred stock, $.001 par value; 5,000,000 shares
authorized; 5,000,000, 5,000,000, 5,000,000, 5,000,000, 0 and 0
shares issued and outstanding	5,000	5,000	5,000	5,000	-	-
Additional paid-in capital	2,257,421	2,257,421	2,257,421	(61,731)	(19,852)	(19,852)
Accumulated deficit	(2,493,687)	(2,349,687)	(2,303,169)	(1)	(1)	(1)
Total stockholders' deficit	(202,518)	(58,518)	(12,000)	(31,916)	-	-
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ -	$ -	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VISTRADE, INC.
STATEMENTS OF OPERATIONS

							From Inception
	For the Years Ended						April 4, 2004
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	through
	2009	2008	2007	2006	2005	2004	December 31,
							2009
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Selling, general and administrative expenses	144,000	50,518	12,000	-	-	1	206,519
Loss from operations	(144,000)	(50,518)	(12,000)	-	-	(1)	(206,519)

Other Income:
Gain from extinguished debt	-	4,000	31,916	-	-	-	35,916
Total loss from continuing operations	(144,000)	(46,518)	19,916	-	-	(1)	(170,603)

Discontinued Operations:
Loss from discontinued trading platform operations	-	-	(2,323,084)	-	-	-	(2,323,084)
Provision for income taxes	-	-	-	-	-	-	-

Net income (loss)	$ (144,000)	$ (46,518)	$ (2,303,168)	$ -	$ -	$ (1)	$ (2,493,687)

Loss per common share:
Continuing operations	$ (0.01)	$ (0.00)	$ 0.00	$ -	$ -	$ (0.00)	$ (0.01)
Discontinued operations	$ -	$ -	$ (0.08)	$ -	$ -	$ -	$ (0.09)
Loss per share-basic and diluted	$ 01)	$ (0.00)	$ (0.08)	$ -	$ -	$ (0.00)	$ (0.10)

Weighted average shares outstanding	28,747,704	28,747,709	28,616,137	20,736,540	19,852,723	19,852,723	24,620,891

The accompanying notes are an integral part of these financial statements.

VISITRADE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
From April 4, 2004 date of inception, through December 31, 2009

	Common Stock		Preferred Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid -In Capital	Deficit	Deficit
Issuance of founder shares	19,852,723	$ 19,853	-	$ -	$ (19,852)	$ -	$ 1

Net Income for year ended December 31, 2004						(1)	(1)
Balance at December 31, 2004	19,852,723	19,853	-	-	(19,852)	(1)	-

Net Income for year ended December 31, 2005						-	-
Balance at December 31, 2005	19,852,723	19,853	-	-	(19,852)	(1)	-

Stock issued in reverse merger	4,963,180	4,963	5,000,000	5,000	(41,879)	-	(31,916)

Cancellation of fractional shares	(224)	-	-	-	-	-	-

Net loss for the year ended December 31, 2006						-	-
Balance at December 31, 2006	24,815,679	24,816	5,000,000	5,000	(61,731)	(1)	(31,916)

Stock issued for services	4,592,036	4,592	-	-	2,380,492	-	2,385,084

Cancellation of shares issued for services	(660,000)	(660)	-	-	(61,340)	-	(62,000)

Net loss for the year ended December 31, 2007	-	-	-	-	-	(2,303,168)	(2,303,168)
Balance at December 31, 2007	28,747,715	28,748	5,000,000	5,000	2,257,421	(2,303,169)	(12,000)

Rounding due to reverse merger	(11)	-	-	-	-	-	-

Net loss for the year ended December 31, 2008	-	-	-	-	-	(46,518)	(46,518)
Balance at December 31, 2008	28,747,704	28,748	5,000,000	5,000	2,257,421	(2,349,687)	(58,518)

Net loss for the year ended December 31, 2009	-	-	-	-	-	(144,000)	(144,000)
Balance at December 31, 2009	28,747,704	$ 28,748	5,000,000	$ 5,000	$ 2,257,609	$ (2,493,687)	$ (202,518)

The accompanying notes are an integral part of these financial statements.

VISITRADE, INC.
STATEMENTS OF CASH FLOWS
							For the period
							April 4, 2004
	For the Years Ended						through
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004	2009

NET CASH FROM OPERATING ACTIVITIES:
Net loss	$ (144,000)	$ (46,518)	$ (2,303,168)	$ -	$ -	$ (1)	$(2,493,687)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Stock Issued for services	-	-	2,323,084	-	-	-	2,323,084
Changes in assets and liabilities, net of effects from acquisitions
Increase (decrease) in accrued expenses	-	(4,000)	4,000	-	-	-	-
Increase (decrease) in due to related party	144,000	50,518	(23,916)	-	-	-	170,602
Net cash provided by operating activities	-	-	-	-	-	(1)	(1)
NET CASH FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	-	-	-	-	1	1
Net cash provided by financing activities	-	-	-	-	-	1	1

Net increase in cash and cash equivalents	-	-	-	-	-	-	-

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-	-	-	-	-	-	-

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Interest expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -
SUPPLEMENTAL NON-CASH INVESTING AND
FINANCING ACTIVITIES:
Liabilities assumed during reverse merger	$ -	$ -	$ 31,916	$ -	$ -	$ -	$ 31,916
Stock issued in exchange of services rendered	-	$ -	2,323,084				2,323,084
Extinguished accrued debt			4,000				4,000

The accompanying notes are an integral part of these financial statements.

VISITRADE, INC.
Notes to the Financial Statements
for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

NOTE 1    ORGANIZATION

USI Communications, Inc. (the “Company”) was incorporated on March 2, 1998 in the state of Nevada. The company provided engineering, rental and program services to the broadcast industry, video production, and manufacture of mobile and fixed video equipment. The Company conducted operations from facilities located in North Carolina and ceased operation in August 2000. On July 9, 2002, the Company filed a Certificate of Amendment to their Articles of Incorporation effectively changing their corporate name to Square Shooter, Inc. As Shooter, Inc., the Company designed, developed and marketed a water irrigation system designed to conserve water consumption. On November 1, 2006, the Company entered into an asset purchase agreement with Visitrade, LLC, a Nevada limited liability company, where the Company purchased certain software that acted as a trading platform for financial market participants.  Visitrade, LLC was formed on April 4, 2004.  The Company filed a Certificate of Amendment to their Articles of Incorporation effectively changing their corporate name to VisiTrade, Inc.  The Company ceased operations as VisiTrade, Inc. in early 2007. In October of 2007, the Company operates as an online retailer of aftermarket Triumph motorcycle parts, accessories and apparel.

NOTE 2 SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated balance sheet include the accounts of Visitrade, Inc. and its’ wholly owned subsidiaries, thereby reflecting the transactions related to the November 1, 2006 effective date of the asset purchase agreement. The consolidated statements of operations include the operations of the predecessor entity, Visitrade, LLC since November 1, 2006, the effective date of the acquisition of the Visitrade, LLC business.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Visitrade, LLC operated its trading platform operations prior to the asset purchase agreement. The accompanying financial statements include the Balance Sheet and Statement of Changes in Equity (Deficit) of Visitrade, LLC as of December 31, 2005 and 2004, as well as the Statement of Operations and Statement of Cash Flows for those years ended December 31, 2005, and 2004.

Accounting Method

The financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31 year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

Provision for Income Taxes

The Company accounts for income taxes according to the provisions of US GAAP.  Recognition of deferred tax assets and liabilities reflect the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities. US GAAP requires a company to determine whether it is more likely than not that the tax position will be sustained, will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.  As a result of the implementation of US GAAP, the Company performed a review of its material tax positions in accordance with recognition and measurement standards.

The components of income tax expense are as follows:

	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
Federal taxes	-	-	-	-	-	-
State taxes	-	-	-	-	-	-
Benefit of utilization of operating loss carryforward	(48,960)	(15,816)	(783,077)	-	-	-
Taxes	-	-	-	-	-	-
Change in Valuation Allowance	48,960	15,816	783,077	-	-	-
Income Tax Expense	-	-	-	-	-	-

As of December 31, 2009, we had a net operating loss (NOL) carryforward of $ 2,493,687. These NOL carryforwards begin to expire in the year 2024.

Deferred tax assets and the valuation account are as follows at:

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
NOL Carryforward	(847,854)	(798,894)	(783,077)	-	-	-
Valuation Allowance	847,854	798,894	783,077	-	-	-
Net deferred tax assets	-	-	-	-	-	-

Basic Net Loss per Share of Common Stock

In accordance with US GAAP, basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented.  Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period.  There are no convertible instruments or stock options that are convertible into common stock.

	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004

Numerator – (loss)	(144,000)	(46,518)	(2,303,168)	-	-	(1)
Denominator – weighted avg.
number of shares outstanding	28,747,704	28,747,709	28,616,137	20,736,540	19,852,723	19,852,723
Loss per share–basic & diluted	$ (0.01)	$ (0.00)	$ (0.08)	$ -	$ -	$ (0.00)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for the Company’s third quarter financial statements and the principal impact on the financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification. In order to ease the transition to the Codification, the Company is providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). The amendments in this ASU apply to all entities that measure liabilities at fair value and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using one or more techniques laid out in this ASU. The guidance provided in this ASU is effective for the first reporting period (including interim periods) beginning after issuance. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-13 “Revenue recognition – Multiple deliverable revenue arrangements”. The ASU provides amendments to the criteria in “Revenue recognition – multiple element arrangements” for separating consideration in multiple element arrangements. The amendments in this ASU establish a selling price hierarchy for determining the selling price of a deliverable. Further, the term fair value in the revenue guidance will be replaced with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a market place participant. The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating this ASU.

 Financial Instruments

In determining fair value, the Company uses various valuation approaches within the US GAAP fair value measurement framework. Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.  US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. US GAAP defines levels within the hierarchy based on the reliability of inputs as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•	Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
•	Level 3 - Unobservable inputs based on the Company’s assumptions.

US GAAP requires the use of observable market data if such data is available without undue cost and effort.  The Company’s adoption of US GAAP did not result in any changes to the accounting for its financial assets and liabilities.

The recorded amounts of financial instruments, including cash equivalents accounts payable and accrued expenses, and long-term debt approximate their market values as of December 31, 2009 and December 31, 2008.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance, repairs and renewals are charged to expense, whereas major additions are capitalized. The cost and accumulated depreciation of assets retired, sold or otherwise disposed of are eliminated from the accounts and resulting gains or losses, if any, are reflected through the statement of income.

Depreciation is computed using the straight-line method over the estimated useful lives of 7 years.  There was no depreciation expense for the for the year ended December 31, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

The company ceased operations related to the trading platform system in early 2007.

Accounts Receivable

We must make judgments about the collectability of our accounts receivable to be able to present them at their net realizable value on the balance sheet. We analyze the aging of our customer accounts and review historical bad debt problems. From this analysis, we record an estimated allowance for receivables that we believe will ultimately become uncollectible. As of December 31, 2009, we had no allowance for bad debts since we deemed that 100% of the amount in Accounts Receivable is collectible.

Concentration of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and marketable securities. The Company places its cash with financial institutions deemed by management to be of high credit quality. The amount on deposit in any one institution that exceeds federally insured limits is subject to credit risk. All of the Company’s investment in marketable securities are considered “available-for-sale” and are carried at their fair value, with unrealized gains and losses (net of income taxes) that are temporary in nature recorded in accumulated other comprehensive income (loss) in the accompanying balance sheets. The fair values of the Company’s investments in marketable securities are determined based on market quotations.

Segment Reporting

Based on the Company's integration and management strategies, the Company operated in a single business segment.  For the for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004.

NOTE 3    GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  Because of the recurring operating losses, no revenues and the excess of current liabilities over current assets, there is substantial doubt about the Company’s ability to continue as a going concern.   The Company’s continuation as a going concern is dependent on attaining profitable operations, and obtaining additional outside financing.  The Company has funded losses from operations primarily from the issuance of debt.  The Company believes that the issuance of equity and debt will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to fund its operations.

NOTE 4    DISCONTINUED OPERATIONS

Due to a significant lack of revenues and cash flow, management made the decision to discontinue operations related to the trading platform system during the year of 2007.  In accordance with, US GAAP no proceeds were recognized from the sale of assets, due to no assets being sold.  The Company incurred a loss of $2,303,168 from the discontinued operations for the year ended December 31, 2007.  The discontinuation of operations will impact future cash flows, as the company will no longer rely on any cash inflow from revenues.  Management’s plans to generate future cash flow will come from continued operations of our online retailer website and raising additional capital through either debt or equity instruments.  There are no significant past, present or expected upcoming cash uses as a result of the discontinuation of operations.

NOTE 5    REVERSE ACQUISITION

On November 1, 2006, the Company entered into an asset purchase agreement with VisiTrade, LLC, a Nevada limited liability company, where the Company purchased certain software that acted as a trading platform for financial market participants.  Pursuant to the asset purchase agreement the company acquire 100% ownership of Visitrade, LLC.  The assets and business that were acquired by the company as a result of the share exchange were comprised primarily of certain software rights that acted as a trading platform for financial market participants.

This transaction was accounted for as a reverse acquisition. As a result, all financial information prior to November 1, 2006 is that of VisiTrade, LLC.  Following the merger, a reverse merger adjustment was made to reflect Visitrade, Inc.’s. capital structure.  All of the assets and liabilities acquired in the reverse acquisition were recorded at cost.

The following is a condensed balance sheet disclosing the values of the Visitrade, Inc. assets and liabilities acquired.

                                      Assets
Total Assets	$ -
Liabilities and Stockholders’ Deficit
Total Liabilities	$ 31,916
Stockholders’ Deficit	(31,916)
Total Liabilities and Stockholders’ Deficit	$ -

The following represents the approximate pro-forma effect assuming the acquisition with the companies had occurred on January 1, the beginning of the Company’s fiscal year, including proforma adjustments for depreciation and interest expense.
	for the year ended	for the year ended	for the year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Net Loss	$ (299,348)	$ (359,112)	$ (1,948,363)
Earnings per share	$ (0.01)	$ (0.01)	$ (0.08)

NOTE 6    COMMITMENTS, LEASES AND RELATED PARTY TRANSACTIONS

On October 1, 2008, the Company entered into an operating agreement with Noctua Fund Manager, LLC. The company obtains certain administrative, bookkeeping and management services from Noctua Fund Manager, LLC for a fee of $10,000 per month.  Mark L. Baum, Esq., Visitrade’s former CEO and president, is a managing member of the Noctua Fund Manager, LLC.

Noctua Fund Manager, LLC made cash advances to the company to cover certain administrative expenses during the years ended December 31, 2009, 2008 and 2007 in the amounts of $0, $22,518 and $8,000. For the for the year ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004  there was $172,518, $52,518, $8,000, $0, $0 and $0 owed to the Noctua Fund Manager, LLC, respectively and no payments have been made to Noctua Fund Manager, LLC.

The Company subleases space from Business Consulting Group Unlimited, Inc., an entity owned by our former CEO and director, Mark L. Baum, Esq. pursuant to which the Company leases approximately 3,000 square feet of office and administrative space, as well as use of, among other things, internet, postage, copy machines, electricity, furniture, fixtures etc. at a rate of $2,000 per month.  The lease term with Business Consulting Group Unlimited, Inc. expires October 1, 2009, and continues based on a month to month term thereafter.

For the for the year ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004, there was $30,000, $6,000, $0, $0, $0 and $0 owed to BCGU, respectively and no payments have been made to the BCGU.

For the year ended December 31, 2006, the Company assumed $31,916 in related party debt, which were monies provided by officers of the company to cover certain general and administrative expenses of the Company.  In July 2007, the officers gave up their rights to the amount due to them.

NOTE 7    ISSUANCE OF SHARES FOR SERVICES – STOCK OPTIONS

In accordance with US GAAP, the Company has expensed all share-based payment transactions to employees and non-employees at fair value in or over the period that the award was earned and performance complete.  Fair value was measured by the stock value upon the date the counterparty’s performance was complete since there were no performance commitments.

NOTE 8    COMMON STOCK

During the year ended December 31, 2004, the Company issued founder shares for 100% of the membership interest in VisiTrade, LLC.  These shares are restated following the reverse merger as 19,852,723 shares of common stock.

During the year ended December 31, 2006, the Company issued 4,963,180 common shares as part of the reverse merger and recapitalization with Square Shooter, Inc. in exchange for 100% of the membership interest in VisiTrade, LLC.

Effective November 2, 2006, the Company affected a one (1) for five (5) reverse stock split of the authorized, issued and outstanding common stock. These financial statements have been retroactively restated to reflect this change. There were 224 fractional shares that were canceled due to the reverse stock split.

During the year ended December 31, 2007, the Company issued 4,592,036 shares for services rendered to the Company valued between $0.95 and $0.08 per share. Value was based on the trading value of the stock on the date of issue.

During August of 2008, 17 common shares were cancelled due to rounding related to a reverse merger that occurred in 2006.

During November of 2008, 6 common shares were issued due to rounding related to a reverse merger that occurred in 2006.

NOTE 9    PREFERRED STOCK

During the year ended December 31, 2006 the Company issued 5,000,000 shares of preferred stock. These shares vote at a ratio of ten-to-one (10-1) with common shares.  The shares are not convertible to common shares.

NOTE 10    SUBSEQUENT EVENTS

The Company has performed an evaluation of events occurring subsequent to year end through the issuance date of this report. Based on our evaluation, no events need to be disclosed.

ITEM 14.                      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.                      FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Please see the following Financial Statements contained herein in Item 13 above.

Balance Sheets at December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Operations for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Stockholders Equity (Deficit) for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Statements of Cash Flows for the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004

Exhibit Index

Exhibit #	Description

3(i).1
Articles of Incorporation filed with the Nevada Secretary of State on March 2, 1998 filed as an exhibit to our Form 10-SB filed with the Securities and Exchange Commission on December 17, 2007 and incorporated herein by reference.

3(i).2
Certificate of Amendment to Articles of Incorporation filed with the Nevada Secretary of State on July 7, 2003 and filed as an exhibit to our Form 10-SB filed with the Securities and Exchange Commission on December 17, 2007 and incorporated herein by reference.

3(ii)	Bylaws filed as an exhibit to our Form 10-SB filed with the Securities and Exchange Commission on December 17, 2007 and incorporated herein by reference.

10.1
November 1, 2006 Asset Purchase Agreement with VisiTrade, LLC filed as an exhibit to our First Amended Form 10 filed with the Securities and Exchange Commission on October 15, 2008 and incorporated herein by reference.

23.1	Consent of Pollard-Kelley Auditing Services, Inc.

23.2	Consent of Hamilton P.C.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, California, on June 15, 2010.

VisiTrade, Inc. /s/ Ford Sinclair By: Ford Sinclair Its: Chief Executive Officer and Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Ford Sinclair
Ford Sinclair.	Director	June 15, 2010